Exhibit 99.2

Feldman Financial Advisors, Inc.

8804 Mirador Place

McLean, VA 22102

(202) 467-6862

March 9, 2021

Boards of Directors

Mineola Community Mutual Holding Company

Mineola Community Financial Group, Inc.

Mineola Community Bank, S.S.B.

215 West Broad Street

Mineola, Texas 75773

Members of the Boards of Directors:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Mineola Community Bank, S.S.B. (the “Bank”), pursuant to the Plan of Conversion adopted by the Boards of Directors of Mineola Community Mutual Holding Company (the “Mutual Holding Company”) and Mineola Community Financial Group, Inc. (the “Mid-Tier Holding Company”), do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Mutual Holding Company will convert from the current mutual holding company structure to a stock holding company structure through the merger into the Mid-Tier Holding Company, which will merge into Texas Community Bancshares, Inc., and Texas Community Bancshares, Inc. will subsequently offer shares of its common stock for sale in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by Texas Community Bancshares, Inc. for sale in the community or syndicated offerings to certain members of the general public. When the conversion is completed, the Bank will become a wholly-owned subsidiary of Texas Community Bancshares, Inc. and the Mutual Holding Company and the Mid-Tier Holding Company will both cease to exist.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are legally non-transferable and of short duration, and afford the recipients the right only to purchase shares of common stock of Texas Community Bancshares, Inc. at a price equal to its aggregate estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community or syndicated community offerings.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external factors may occur from time to time, often with great unpredictability and may materially impact the value of savings institution common stocks as a whole or the value of Texas Community Bancshares, Inc. alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

Feldman Financial Advisors, Inc.